Exhibit 99.1

EXECUTION VERSION

BROOKFIELD FINANCE LLC

AND

BROOKFIELD FINANCE INC.

AND

BROOKFIELD ASSET MANAGEMENT INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AND

COMPUTERSHARE TRUST COMPANY, N.A.

Second Supplemental

Indenture

Dated as of December 31, 2018

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of December 31, 2018, by and among Brookfield Finance LLC (the “Predecessor Issuer”), a limited liability company formed under the laws of Delaware, Brookfield Finance Inc., an Ontario corporation (the “Successor Issuer”), Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, Computershare Trust Company of Canada, a trust company organized under the laws of Canada, as Canadian trustee (the “Canadian Trustee”), and Computershare Trust Company, N.A., a trust company organized under the laws of Massachusetts, as U.S. trustee (the “U.S. Trustee” and together with the Canadian Trustee, the “Trustees”), to the Indenture, dated as of March 10, 2017 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 10, 2017 (the “First Supplemental Indenture”) by and among the Issuer, the Company and the Trustees (as heretofore supplemented, the “Original Indenture”, the Original Indenture, as amended and supplemented hereby, being referred to herein as the “Indenture”).

WITNESSETH

WHEREAS, the Predecessor Issuer has heretofore issued a series of Securities under the Indenture, its 4.000% Notes due 2024 (the “Notes”), pursuant to the First Supplemental Indenture;

WHEREAS, the Predecessor Issuer has transferred substantially all of its assets to the Successor Issuer (the “Transfer”);

WHEREAS, Section 9.1 of the Original Indenture contemplates that the Predecessor issuer shall execute and deliver such instruments as are necessary or advisable such that the Successor Issuer will assume all covenants and obligations of the Predecessor Issuer under the Original Indenture in respect of the Securities, including the Notes;

WHEREAS, (i) pursuant to Section 10.1(a) of the Original Indenture, the Issuer, the Company and the Trustees may amend or supplement the Original Indenture to evidence the succession of another Person to the Issuer and the assumption by any such successor of the covenants and obligations under the Original Indenture and the Securities, and (ii) pursuant to Section 10.1(j) of the Original Indenture, the Issuer, the Company and the Trustees may amend or supplement the Original Indenture to, among other things, make any provisions with respect to matters or questions arising under the Original Indenture provided that such action shall not adversely affect in any material respect the interests of the Holders of Securities of any series;

WHEREAS, the Predecessor Issuer, the Successor Issuer and the Company have duly authorized,  executed and delivered this Second Supplemental Indenture;

WHEREAS, the Predecessor Issuer, the Successor Issuer and the Company intend that the Predecessor Issuer shall not be relieved of any its obligations and covenants under the Indenture or the Securities, including the Notes;

WHEREAS, for the avoidance of doubt, the Predecessor Issuer and the Successor Issuer intend that the transactions contemplated herein shall not constitute a novation or otherwise be deemed to create a new obligation in respect of the Notes under the laws of the State of New York;

WHEREAS, neither the Predecessor Issuer nor the Company are in default under the Original Indenture, the First Supplemental Indenture or the Notes;

WHEREAS, all things necessary to make this Second Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Predecessor Issuer, Successor Issuer and the Company and not by the Trustees;

NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises hereto it is mutually agreed, for the equal and proportionate benefit of all Holders of Securities under the Indenture, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 1.1                                   Definitions

For all purposes of this Second Supplemental Indenture, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Canadian Issuer” shall have the meaning set forth in Section 2.4 hereof.

“Predecessor Issuer” shall have the meaning set forth in the first paragraph hereof.

“Remaining 2018 Interest” shall have the meaning set forth in Section 2.3 hereof.

“Successor Issuer” shall have the meaning set forth in the first paragraph hereof.

“Transfer” shall have the meaning set forth in the recitals hereof.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.2                                   To Be Read with Original Indenture

This Second Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Second Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Second Supplemental Indenture were contained in one instrument.

ARTICLE 2

Section 2.1                                   Successor Issuer Substituted

The Successor Issuer hereby expressly assumes and agrees to perform all obligations of the Predecessor Issuer under the Indenture and the Securities, including the Notes, and the Successor Issuer, as the successor Person to which a transfer of substantially all the assets of the Predecessor Issuer was made, hereby expressly succeeds to, and is substituted for, and may exercise every right and power of, the Predecessor Issuer as Issuer under the Indenture and the Securities (including the Notes) with the same effect as if the Successor Issuer had been named as the Issuer in the Indenture and such Securities.

Section 2.2                                   Predecessor Issuer Not Relieved; Confirmation of Guarantee

Notwithstanding Section 9.2 of the Base Indenture and Section 2.1 of this Second Supplemental Indenture, each of the Predecessor Issuer, the Successor Issuer and the Company acknowledges and agrees that the Predecessor Issuer is not relieved or discharged of any of its obligations or covenants under the Indenture or the Securities (including the Notes) except to the extent performance or payment is made by the Successor Issuer or the Company with respect to an obligation of the Predecessor Issuer under the Indenture or the Securities (including the Notes) in which case such performance or payment shall be in full satisfaction of such obligation of the Predecessor Issuer under the Indenture or the Securities (including the Notes).

The Company’s guarantee of the Obligations of the Predecessor Issuer and the Successor Issuer in respect of the Securities (including the Notes) under the Indenture pursuant to Article 5 of the Original Indenture is hereby ratified and confirmed.

Section 2.3                                   Interest

Notwithstanding the assumption and agreement of the Successor Issuer to perform all obligations of the Predecessor Issuer under the Indenture and the Securities, including the Notes, the Predecessor Issuer agrees that it shall pay, and be liable for, all accrued and unpaid interest on the Notes from and including October 1, 2018 to and including the date of this Second Supplemental Indenture (the “Remaining 2018 Interest”), and the Successor Issuer shall have no obligation to pay, and shall not be liable for, the Remaining 2018 Interest.

Section 2.4                                   Addition of Defined Terms

Pursuant to Section 10.1(j) of the Base Indenture, Section 1.1 of the Base Indenture is hereby amended to add the following defined terms:

“Canadian Issuer” shall mean the Successor Issuer or any other Issuer organized under the laws of Canada or any province or territory thereof.

Section 2.5                                   Additional Amounts

(a)                                 Pursuant to Section 10.1(j) of the Base Indenture, Section 2.12 of the First Supplemental Indenture is hereby amended and restated in its entirety as follows:

“Section 2.12                      Additional Amounts

All payments made under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless such Taxes are required to be withheld or deducted by law or by the interpretation or administration thereof. If any amount for or on account of Canadian Taxes are so required to be withheld or deducted from any payment made by the Canadian Issuer or the Company under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions of the last paragraph of this Section 2.12, the Canadian Issuer or the Company (as applicable) will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom such Canadian Issuer or the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)), (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein, or (iii) by reason of such Holder or beneficial owner being a “specified shareholder” of such Canadian Issuer or the Company or not dealing at arm’s length with a “specified shareholder” of such Canadian Issuer or the Company as defined in subsection 18(5) of the Tax Act; (b) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (c) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (d) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (e) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal

Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under the Canada United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or any treaty, law or regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority including, for greater certainty, Part XVIII and Part XIX of the Tax Act; or (f) any combination of the foregoing clauses (a) to (e).

Each Canadian Issuer or the Company (as applicable) will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld by it to the relevant authority in accordance with applicable law. Each Canadian Issuer or the Company (as applicable) will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes by it is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by it. Each Canadian Issuer and the Company will indemnify and hold harmless each Holder and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by such Canadian Issuer or the Company (as applicable) in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (f) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if a Canadian Issuer will be obligated to pay Additional Amounts with respect to such payment, such Canadian Issuer will deliver to the U.S. Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the U.S. Trustee to pay such Additional Amounts to Holders on the payment date.  Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, Change of Control Payment, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 2.12 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 2.12 and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of any Canadian Issuer and the Company under this Section 2.12 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

The Notes will be subject to redemption as a whole, but not in part, at the option of the Issuer at any time at 100% of the principal amount, together with accrued interest thereon to the Redemption Date, in the event the Issuer shall have received an opinion from independent tax counsel experienced in such matters to the effect that a Canadian Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after December 31, 2018.”

(b)                                 Pursuant to Section 10.1(j) of the Base Indenture, Section 2.6 of the First Supplemental Indenture is hereby amended and restated in its entirety as follows:

“Section 2.6                             Redemption

Except as provided in Sections 2.7 and 2.12 of this First Supplemental Indenture, the Notes are not redeemable prior to maturity.”

ARTICLE 3

Section 3.1                                   Ratification of Original Indenture

The Original Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.

Section 3.2                                   No Novation

The parties acknowledge and represent that this Second Supplemental Indenture represents a supplement to, and not a substitution for, the Indenture and that they do not wish for this Second Supplemental Indenture to result in the novation of any rights or obligations under the Indenture or the Securities (including the Notes).

Section 3.3                                   Governing Law

This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. Notwithstanding the preceding sentence of this Section, the exercise, performance or discharge by the Canadian Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

Section 3.4                                   Separability

In case any one or more of the provisions contained in this Second Supplemental Indenture or in the Notes shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Second Supplemental Indenture or of the Notes, but this Second Supplemental Indenture and the Notes shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 3.5                                   Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

Section 3.6                                   Trustee Disclaimer; Incorporation by Reference

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company, the Predecessor Issuer and the Successor Issuer.

The rights, protections, indemnities and immunities of the Trustees and each of its agents as enumerated under the Indenture are incorporated by reference into this Second Supplemental Indenture.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

BROOKFIELD FINANCE LLC

By:	/s/ Jordan Kolar
Name: Jordan Kolar
Title: Vice President

BROOKFIELD FINANCE INC.

By:	/s/ Rami El Jurdi
Name: Rami El Jurdi
Title: Chief Financial Officer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name: Justin Beber
Title: Senior Managing Partner and Chief Legal Officer

[Signature page to BFL Second Supplemental Indenture]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Yana Nedyalkova
Name: Yana Nedyalkova
Title: Corporate Trust Officer

By:	/s/ Charles Cuschieri
Name: Charles Cuschieri
Title: Associate Trust Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Jerry Urbanek
Name: Jerry Urbanek
Title: Corporate Trust Manager, Trust Officer

By:	/s/ Jaddiel Ramos
Name: Jaddiel Ramos
Title: Corporate Trust Officer

[Signature page to BFL Second Supplemental Indenture]